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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

February 22, 2019

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Amendment No. 1 to Registration

Statement on Form F-1 Filed on February 6, 2019

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 2”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 2, marked to show changes to the Registration Statement on Form F-1 filed on February 6, 2019.

Concurrently with filing the Amendment No. 2, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated February 11, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

PARTNERS:     Pierre- Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao- Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non- resident

Beijing     Boston     Chicago     Dallas     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

Amendment No. 1 to F-1 Filed on February 6, 2019

Prospectus Summary

Recent Developments—Regulatory Update, page 5

1.

Regarding your disclosure of Circular 175, Circular on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention, issued by PRC authorities in January 2019, please address the following:

•

Expand your disclosure to provide the basis for your conclusion that you are a “Normal Marketplace” not materially impacted by this circular. In addition to an analysis of each criteria for Normal Marketplaces, please specifically address how you satisfy the requirement that peer-to-peer direct lending marketplaces be in strict compliance with all relevant laws and regulations given your disclosure that Niwodai Internet has not completed the steps required by the Interim Measures, including among other things updating its business scope to include “online lending information intermediary” (We are required to register our marketplace with the local financial regulatory authority and we have not completed, and may not be able to complete, the registration, page 22);

In response to the Staff’s comment, the Company has revised pages 5, 19, 20, 22, 23 and 161 of the Amendment No. 2.

The Company respectfully advises the Staff that it has clarified the definition of Normal Marketplace as “large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics”, as stipulated in Circular 175. The Company expects to be categorized as a Normal Marketplace, rather than one of the other categories described on page 22 of the Amendment No. 2. Pursuant to Circular 175, as a Normal Marketplace, the Company will continue to implement internal rectification measures to help ensure compliance with laws and regulations. As Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions on Normal Marketplaces, the Company believes that Circular 175, if officially issued, will not have a material adverse impact on its business and operations.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

The Company further respectfully advises the Staff that an “overarching objective” of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer direct lending industry. The Company acknowledges that it has not yet completed the registration with the local financial regulatory authority and has not obtained the applicable telecommunication business license or updated its business scope to include “online lending information intermediary” as required by the Interim Measures. However, as of the filing of the Amendment No. 2, the PRC financial regulatory authorities are still in the process of formulating implementation rules governing the filing procedures and to the Company’s knowledge, none of the online lending information intermediaries nationwide has so far been allowed to make such filing. It is the Company’s understanding that Circular 175 is not intended to shut down all marketplaces that have not completed the steps required by the Interim Measures as of the date of the response, as otherwise all peer-to-peer direct lending marketplaces in the PRC would be shut down. The Company intends to follow the detailed implementation rules to make the filing application and expects to be able to complete the steps required by the Interim Measures once relevant government authorities begin accepting such filing applications. Accordingly, the Company believes that even though it has not completed all the steps required by the Interim Measures, the Company would not be materially and adversely impacted by Circular 175 if it is officially issued.

•

Expand your disclosure here and in related sections of the prospectus to discuss (i) the recent impact to your business and operations as a result of Circular 175 and (ii) the potential impact to your business if you are deemed not to be a “Normal Marketplace”; and

In response to the Staff’s comment, the Company has revised pages 22 and 23 of the Amendment No. 2.

•

Clarify the current status of Circular 175. We note several disclosures in your prospectus that the relevant PRC governmental authorities “are reported to have issued” the Circular, and that “if officially issued” you believe the Circular will not have a material adverse impact on your business.

In response to the Staff’s comment, the Company has revised pages 22, 23 and 161 of the Amendment No. 2.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 205

2.

We note your disclosure that the deposit agreement includes a jury trial waiver which on its face appears to apply to claims under the federal securities laws. Please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the deposit agreement that despite agreeing to this provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 65 and 66 of the Amendment No. 2.

The Company respectfully advises the Staff that the Company has included the requested language in section 7.8(b) of the deposit agreement. Please refer to the Company’s registration statement on Form F-6 filed with the SEC on February 8, 2019.

Note 2. Summary of Significant Accounting Policies

(k) Restricted cash, page F-17

3.

In your response to comment 5, you indicate that no incremental provision expense is recognized for shortfalls in contractual investor assurance receivables since you expect to be able to use loan facilitation and or post-origination service fees received by other borrowers to fund investor assurance liability shortfalls. In accordance with ASC 606, recognition of a contract receivable and or asset is predicated on the identification of a contract with a specific customer. To the extent the related receivables are not collected from the specific customer, an expense should be recognized in the financial statements to recognize the uncollectible contract receivable or asset. Please provide us with your analysis of your accounting policy as it relates to this guidance or revise your financial statements accordingly. Further, provide us with your journal entries which clarify your accounting for the timing and recording of potential provision expenses during the payment process.

In response to the Staff’s comment, in order to clarify the Company’s accounting model beginning with loan inception, the Company respectfully notes that it considers the loan facilitation service, post-origination service and guarantee service to be three separate obligations in a typical transaction. In evaluating the accounting, the Company refers to ASC 606-10-15-4(a) which states, in part:

If the other Topics specify how to separate and/or initially measure one or more parts of the contract, then an entity shall first apply the separation and/or measurement guidance in those Topics. An entity shall exclude from the transaction price the amount of the part (or parts) of the contract that are initially measured in accordance with other Topics.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

Accordingly, the Company initially measures the guarantee stemming from the investor assurance program at fair value as required under ASC 460-10 at loan inception, and records a financial receivable corresponding to the guarantee liability. Specifically, under this construct, the contract consideration attributable to the investor assurance program, is in substance a financial receivable, and is recorded as an “asset from investor assurance program”. The difference between the transaction price and the guarantee’s fair value is then allocated to the other identified performance obligations. Contract assets or accounts receivable, which are specific to the ASC 606 elements of the arrangement, will be recorded when revenues are recognized before cash is collected. As a result of this accounting, the contract’s obligations noted above, in effect result in three categories of assets being created which must be recovered from collection of the contract’s consideration.

Subsequent to the initial accounting, the Company reassesses the collectability of all of these assets at each period end in accordance with ASC 310, and records an allowance for the excess of net book value over expected collections, if any. Therefore, the Company confirms that to the extent it is probable that the related consideration due under the contract are not expected to be collected from the specific customer, an expense is recognized in the financial statements to recognize the portion of the contract assets or receivables that are established at loan inception in accordance with the day one accounting required by ASC 606-10-15-4(a) as described that is not expected to be collected. In addition, the Company also re-assesses its guarantee liability exposure at each period end. If the estimated net payout from the investor assurance program exceeds the amount of stand-ready guarantee liability initially recorded under ASC 460, a contingent guarantee liability will be recorded to “Liabilities from investor assurance program” with a corresponding expense recognized as “Provision for assets and liabilities from investor assurance program” in the consolidated statement of comprehensive income (loss).

In practice, consideration collected in connection with the contracts will be first applied to reduce the outstanding balance of the assets from investor assurance program. When the balance of assets from investor assurance program has been fully recovered, consideration collected will be then applied to reduce the balance of contract assets or accounts receivable.

The Company further notes that as a matter of corporate practice, in order to satisfy the guarantee liability, the Company systematically restricts cash for this designated purpose, by transferring cash into a designated bank account. While the Company does this systematically during the collection process, how and when the amounts are funded is ultimately at the Company’s discretion. As a result, the accounting for any impairment of the asset from investor assurance program is not correlated to the balance in the restricted cash account.

The Company supplementally advises the Staff that since the Company ceased providing guarantees to loans facilitated subsequent to April 28, 2018, no additional assets from investor assurance program were recorded since April 28, 2018. The remaining outstanding balance as of September 30, 2018 was RMB 19.7 million (approximately 1.4% of total assets), which will gradually wind down in 2019 when service fees are collected from those loans or additional allowances are recorded against such assets.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

The following journal entries illustrate the accounting at each point of time during the payment process:

Example for illustration:

Assume the Company facilitated a group of ten (10) identical loan contracts with 10 borrowers within a particular month. Each loan contract has a principal of $100, effective interest rate of 10%, and a ten-month term. Those loans will be repaid by each borrower in 10 equal monthly installments at $11/month (($100+$100*10%)/10=$11) for each contract. Based on the Company’s accounting policy described in note 2(j) to the consolidated financial statements, the Company initially estimated that two (2) of those contracts are likely to be delinquent starting from the 6th installment and will be in default (i.e. no subsequent collections from these borrowers are determined likely). As a result, the Company will be required to pay out $110 (2 loans *5 installments *$11=$110) to compensate its investors for defaulted principal and interest under the guarantee from investor assurance program.

In addition, assume the service fees charged by the Company are $40 on each loan. The $40 will be collected in monthly installments along with principal and interest at $4/month for each contract. No upfront fees are charged by the Company. As such, total service fees that the Company collects are $400 ($40*10=$400). However, no service fees will be collected if the underlying loan defaults. The Company, therefore initially estimated that a total of $40 (2 loans*5 installments*$4=$40) service fees will not be collectable due to the expected default on 2 loans.

Subsequent to the initial estimation, the Company determines by the 6th instalment that a third loan will also be delinquent, and no further payments will be received. As a result, the Company would need to compensate the investors for $165 (3 loans *5 installments *$11=$165). In addition, due to the actual default of 3 loans, a total of $60 of service fees (3 loans*5 installments*$4=$60) cannot be collected. The total service fees actually collected is therefore $340. This change in estimate will be addressed by entries in B4 below.

A. Initial accounting at loan inception

A1. Recognition of assets from investor assurance program and liabilities from investor assurance program in accordance with ASC 460:

The Company first records guarantee liabilities at $110 (total principals and interests that are expected to be paid out, for simplicity no margin is considered for purposes of this illustration) in accordance with ASC 460 and recognizes corresponding financial receivables.

Dr. Assets from investor assurance program	$110
Cr. Liabilities from investor assurance program		$110

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

A2. Recognition of revenue from loan facilitation service:

Further, the Company allocates the remaining consideration ($400-$110=$290) between two identified performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. As the post-origination service does not constitute a material portion of the consideration, for purposes of this illustration only, the Company allocates 100% of the remaining consideration to the facilitation service. In practice the receivable, and related allowance, would only be established upon loan inception for the portion of the fees allocated to facilitation services, with the receivable and related allowance being recorded for post-origination services as revenue is earned. The Company records revenue for facilitation service that has been provided at the loan inception, and recognizes a corresponding contract asset as follows:

Dr. Accounts receivable / Contract assets*	$290
Cr. Revenue from loan facilitation service		$290

*	Accounts receivable or contract assets are recorded depending on the determination of whether or not the Company has an unconditional right to the service fee upon recognition of the revenue.

B. Subsequent accounting during the term of the loan

B1. Recognition of allowance for uncollectible accounts receivable and contract assets:

Immediately after the loan inception, the Company records an allowance based on the estimate of uncollectible accounts receivable and contract assets recorded in accordance with ASC 310. In this case, the total allowance is estimated to be $40 initially (For the purpose of this illustration, all allowance is recorded against the contract assets recognized for facilitation services (see A2)).

Dr. Allowance for uncollectible accounts receivable and contract assets (“expense”)	$40
Cr. Contract assets /Accounts receivable - allowance		$40

B2. Recognition of revenue from post-origination service

The Company recognizes the revenues from the post-origination services over the period of the loan on a straight line basis when the post-origination services are delivered. For purposes of this example, as this portion is not material, no amounts were allocated to this piece and no entries were shown.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

B3. Collection of monthly service fees

Consideration collected in connection with the contracts will be first applied to reduce the outstanding balance of the assets from investor assurance program. When the balance of assets from investor assurance program has been fully recovered, collections of service fees will be then applied to reduce the balance of contract assets or accounts receivable.

During the 1st and 2nd months, the total collection on service fees is $80, which is less than the amount of $110 that was recognized on the assets from investor assurance program at the loan inception (see A1). Therefore, the cash receipt is applied to reduce the assets from investor assurance program at the end of the 1st and 2nd months. The Company recorded the entry as follows to account for the two monthly installments:

Dr. Cash	$80
Cr. Assets from investor assurance program		$80

After the collection of the 2nd installment, the balance of the assets from investor assurance program is reduced to $30 after the collection of cash is applied ($110-$80=$30).

At the 3rd installment, the remaining balance of the assets from investor assurance program will be reduced to zero, and the remaining service fees of $10 ($40-$30=$10) of the 3rd installment collection will be applied to reduce the balance of contract assets/accounts receivable:

Dr. Cash	$40
Cr. Assets from investor assurance program		$30
Cr. Contract assets/Accounts receivable		$10

Starting from month 4, all service fees collected are allocated to contract assets/accounts receivable.

From month 4 to month 5, the total service fees collected by the Company are $80 and would be recorded as follows:

Dr. Cash	$80
Cr. Contract assets/Accounts receivable		$80

From month 6 to month 10, as 3 borrowers fail to make the installments, the total monthly service fees collected will be reduced to $28 ($4*(10-3)=$28). From month 6 to month 10, the total service fees collected by the Company are $140 ($28*5 months=$140) and would be recorded as follows:

Dr. Cash	$140
Cr. Contract assets/Accounts receivable		$140

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

B4. Reassessment at each reporting period end

At each quarter end, the Company re-assesses the expected net accumulative loss rate for outstanding loans.

In month 6, because the actual delinquency was higher than the initial estimation due to the third loan default, a contingent guarantee liability will be recorded at $55 ($11*5=$55) to represent the additional compensation on losses that the Company is expected to payout in the following months.

Dr. Provision for assets and liabilities from investor assurance program (“expense”)	$55
Cr. Liabilities from investor assurance program		$55

Moreover, an additional allowance of $20 ($4*5=$20) is recorded for service fees not collectible from the 3rd loan in default. The balance of assets from investor assurance program has been fully collected. The additional allowance is recorded against contract assets/accounts receivable.

Dr. Allowance for uncollectible accounts receivable and contract assets (“expense”)	$20
Cr. Contract assets / Accounts receivable - allowance		$20

B5. Compensation to investors

Compensation is always made through the restricted cash account. Service fees may be allocated directly to restricted cash or transferred at a later time to restricted cash at the Company’s discretion in order to settle the guaranty liability. If the balance of restricted cash is not sufficient at the time a payout is required, the following entry will be recorded for transfer of cash to the restricted cash account.

Dr. Restricted cash
Cr. Cash

The following entry records the payout to investors.

Dr. Liabilities from investor assurance program	$165
Cr. Restricted cash		$165

In response to the Staff’s comment, the Company has revised the disclosure on page F-16, F-25 and F-61 of the Amendment No.2.

(e) Investor assurance program, page F-55

4.

We note your response to comment 7. Disclose who determines the amounts to be withdrawn from Class B investors accounts, if any, to compensate Class A investors and any liability exposure to the company for performing the activities for the Class A and B investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 154 and F-58 of the Amendment No. 2.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(g) Revenue recognition, page F-59

5.

We note your response to comment 9 and the related disclosures on pages F-25 and F-60. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information disclosed in your registration statement and in your responses, your charge-off policy does not appear to follow this U.S. GAAP guidance. Please provide us with your analysis of your accounting policy as it relates to this guidance, and revise your financial statements and related ancillary disclosures and tabular presentations, if appropriate.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

The Company respectfully advises the Staff that as mentioned and illustrated in the response to Comment 3 above, the Company has recognized impairment losses on uncollectible contract assets and accounts receivables based on all available information at the date of the financial statements. The Company believes the recognition of impairment loss is consistent with ASC 310-10-35-4.

In response to the Staff’s comment, the Company respectfully advises the staff that our historical charge-off policy did not charge off the uncollectible balances at the time when it is probable that the balances cannot be collected. The Company has revised the charge-off policy to write off contract assets/accounts receivables and related allowances when any repayment of the underlying loan is 90 days past due in accordance with ASC 310-10-35-41. The effect of the error in the policy was not material for any period present. The Company has revised the related disclosures on pages 109, F-25, F-61 and F-62 of the Amendment No.2 to correct for this revision.

*        *        *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

February 22, 2019

If you have any questions regarding the Amendment No. 2, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.

Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP